Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2010, except for Note 2 (Reclassifications) and Note 10, as to which the date is February 22, 2011, relating to the consolidated financial statements and financial statement schedule of United Continental Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to retrospective reclassifications of revenue and expenses in its statements of consolidated operations and an explanatory paragraph relating to a change in reportable segments) appearing in the Annual Report on Form 10-K of United Continental Holdings, Inc. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in each Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP
Chicago, Illinois
April 26, 2012